Back to Contents

EXHIBIT 21.1

Name	Percent of Capital Stock/Equity Units Owned by Steel Dynamics, Inc.	Percent of Voting Stock/Voting Units Owned by Steel Dynamics, Inc.

Ferrous Resources, LLC (Indiana)	100%	100%
New Millennium Building Systems, LLC (Indiana)	100%	100%
Dynamic Aviation, LLC (Indiana)	100%	100%
Paragon Steel Enterprises, LLC (Indiana)	50%	50%
SDI Investment Company (Delaware)	100%	100%
STLD Holdings, Inc. (Indiana)	100%	100%
Steel Dynamics Sales North America, Inc. (Indiana)	100%	100%

8